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                                                                      EXHIBIT 99


                This Opinion Is Subject To Revision Before Final
                      Publication In The Pacific Reporter.


                   IN THE SUPREME COURT OF THE STATE OF UTAH

                                 ----ooOoo----

Oakridge Energy, Inc.,                                        No. 960049
         Plaintiff and Appellee,

    v.

Martin Taylor Clifton,
Thomas A. Clifton, Thomas A.
Clifton Jr., James A. Ruffalo,                                F I L E D
Nancy J. Sullivan,
          Defendants and Appellants.                          April 18, 1997

                                      ---

Third District, Salt Lake Div. I
The Honorable Pat B. Brian

Attorneys:    Eric C. Olson, Salt Lake City, for plaintiff
              R. Willis Orton, Gregory N. Jones, Salt Lake City, for defendants

                                      ---

HOWE, Justice:

          Shareholders dissenting from a sale of corporate assets appeal from the trial court's judgment that, for purposes of the statute giving them a right to appraisal and payment, the "fair market value" of their shares equals the stock market price. We must decide the proper basis for stock valuation under Utah Code Ann. Section 16-10a-1302 (1995).

                                     FACTS

          Oakridge Energy, Inc., a Utah oil and gas development company with assets in Texas, Nevada, and Colorado, sold its South Texas properties to Cometra Oil and Gas, Inc. in May of 1993 for $21.5 million. The transaction constituted a sale of "substantially all" of Oakridge's property for purposes of Utah Code Ann. Section 16-10a-1302(c) (1995) and thereby conferred on shareholders the right to dissent from the transaction and receive "fair value" for their shares. Minority shareholders in Oakridge Energy, Inc., who constitute the defendants in this






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case, exercised this right.  Section 16-10a-1302 provides in relevant part:

                 (1) A shareholder, whether or not entitled to vote, is entitled to dissent from, and obtain payment of the fair value of shares held by him in the event of, any of the following corporate actions:

                           . . . .

                 (c) Consummation of a sale, lease, exchange, or other disposition of all, or substantially all, of the property of the corporation for which a shareholder vote is required.

          "'[F]air value' with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action." Utah Code Ann. Section 16-10a-1301(4)
(1995).

          Oakridge announced the terms of the Cometra sale on May 24, 1993. Dissenters exercised their rights as dissenting shareholders on September 27, 1993, and the remaining shareholders approved the sale by vote on September 28. The sale closed the same day, but the provisions were made retroactive to May 1, 1993. The notice of the annual stockholders' meeting at which the sale was approved included unaudited pro forma financial information that took the effects of the sale into consideration and gave the Oakridge stock a book value of $3.36 per share. To compensate the dissenters however, Oakridge used the stock market price to determine that the "fair value" of the shares immediately before the vote was $2.50 per share. Oakridge then added a $0.25 dividend declared in connection with the Cometra sale and sent payment of $2.75 per share to the dissenting shareholders as required by Utah Code Ann. Section 16-10a-1325. Dissenters accepted payment but subsequently exercised their appraisal rights under sections 16-10a-1328 and -1330,(1) claiming a value in excess of $3.36 per

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     (1) Section 16-10a-1328 provides that a dissenter who believes that the amount paid is less than the fair value of the shares "may notify the corporation in writing of his own estimate of the fair value of his shares and demand payment of the estimated amount, plus interest, less any payment made . . . " If the
                                                                 (continued...)



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share.  Oakridge then petitioned the trial court for a valuation of the stock.

          At trial, Oakridge presented evidence that the stock's over-the-counter trading price ranged between a low of $1.37 and a high of $2.56 per share. The dissenters contended that the stock was "thinly traded", and therefore the stock price was not an adequate indicator of value. They maintained that the per share net asset value, taking the Cometra sale into account, was $3.57. In contrast, Oakridge relied upon a 1993 evaluation by petroleum engineer Aaron Cawley, who had performed an annual evaluation of Oakridge's oil and gas properties for several years prior to the Cometra sale. His valuation considered geological factors, production and operating cost history, and future production forecasts prior to the Cometra sale. Based on the information obtained for his annual published report, Cawley testified at trial that the fair market value of all of the Oakridge oil and gas reserves did not exceed $8.5 million. Using this asset value, Oakridge attempted to determine the "fair market value" of the stock as of August 31, 1993, and arrived at a total shareholder equity of $14,767,948, or $2.13 per share.

          The trial court concluded that the "fair value" of the stock equaled the "market value". That is, "the value a shareholder would receive for his or her stock in an arms-length transaction." Dissenters argue that the fair value is not the equivalent of market value but that the court must weigh three factors: (1) the market value, (2) the asset value, and (3) the investment value. Inconsistently, however, the dissenters urge this court to determine the fair value solely upon the net asset value as reflected by the $21.5 million sale and suggest the weighing of the three factors only in the alternative. Oakridge responds that the trial court correctly disregarded the Cometra sale in determining the value of the Oakridge stock. Neither party presented evidence of the stock's investment value.

                                    ANALYSIS

I. Elements of "fair value"

          The determination of what constitutes fair value under section 16-10a-1302 is a case of first impression in Utah.

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         (1) (...continued)
demand for payment remains unresolved, then section 16-10a-1330 requires the corporation to petition the court to determine the fair value of the shares and the amount of interest.



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However, a number of courts in jurisdictions with similar statutes have addressed this issue. In Woodward v. Quigley, 133 N.W.2d 38 (Iowa 1965), the Supreme Court of Iowa recognized that the "'real object [of valuing shares] is to ascertain the actual worth of that which the dissenter loses because of his unwillingness to go along with the controlling stockholders.'" Id. at 42 (quoting Warren v. Baltimore Transit Co., 220 Md. 478, 154 A.2d 796, 799
(1959)). In In re Valuation of Common Stock of Libby, McNeill & Libby, 406 A.2d 54, 60 (Me. 1979), the Supreme Judicial Court of Maine observed that "[a]mong other jurisdictions with valuation statutes similar to our own, we do find . . . a consensus that the component elements to be relied upon in determining 'fair value' are stock market price, investment value, and net asset value" (footnote omitted). This observation echoes the earlier statement of the Iowa court that the "three standards that have received almost universal recognition in appraising the intrinsic value of stock under statutes of this type are (1) market value of the stock, (2) net asset value of the corporation, and (3) investment value." Woodward, 133 N.W.2d at 40 (citation omitted). Consequently, "since intrinsic or true value is to be ascertained, the problem will not be settled by the acceptance as the sole measure of only one element entering into value without considering other elements." Bell v. Kirby Lumber Corp., 413 A.2d 137, 141 (Del. 1980). In Piemonte v. New Boston Garden Corp., 387 N.E.2d 1145, 1148 (Mass. 1979), the Supreme Judicial Court of Massachusetts followed the Delaware procedure and stated that determination of the fair value "calls for a determination of the market value, the earnings value, and the net asset value of the stock, followed by the assignment of a percentage weight to each of the elements of value." We will discuss market value, investment value, and asset value in that order.

          A. Market Value

          In the instant case the trial court relied solely upon the market price of the stock in determining the fair value of the dissenters' shares. It is true that where "the evidence reveals the existence of a free and open market, characterized by a substantial volume of transactions that makes the market a fair reflection of the judgment of the investing public, a court may justifiably assign a greater weight to stock market price than to net asset value or investment value." Libby, 406 A.2d at 63. However, "market value may not be taken as the sole measure of the value of the stock." Bell, 413 A.2d at 141.


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               Market value of the stock, if it is possible
               to establish a value through sales on the open market, is a factor to be considered, but is not too dependable as a guide to intrinsic worth. The market price is subject to fluctuation for many reasons other than the intrinsic worth of the stock or the condition of the corporation.

Woodward, 133 N.W.2d at 40. Additionally, the reliability of stock market value as a measure of fair value depends upon the circumstances of the individual case and the manner of trading. In Application of Silverman, 122 N.Y.S.2d. 312 (App. Div. 1953), the court examined a circumstance similar to the one we encounter here in that the stock at issue was traded over the counter but not listed on an exchange. The court observed that "in the circumstances of this case market price of the stock so far as it is possible to ascertain it, should not be the sole criterion of value" because "[t]here is a marked difference between the reliability of market price as a guide to value in respect of a stock listed on a recognized exchange and one traded over the counter." Id. at
317. Therefore, we conclude that the trial court erred in using the stock market price of the Oakridge shares as the sole criterion for determining the fair value of the dissenters' shares.

          B. Investment Value

          The Libby court observed that "[c]onceptually, investment value is a central component of fair value. 'The assets of a company are of value chiefly because of their earning capacity . . . . '" Libby, 406 A.2d at 66
(citation omitted). Investment value represents an estimate of the corporation's earning capacity and is fixed in a two-step process. First, an average annual earnings figure is calculated based on the corporation's recent earnings history, excluding unusual gains and losses. Second, a capitalization ratio or earnings multiplier is selected. The investment value of the corporation is the product of the capitalization ratio and the average earnings figure. Id. at 65. Consequently, courts have traditionally favored investment value, rather than asset value, as the most important of the three elements. See Dudley v. Mealey, 147 F.2d 268, 270 (2d Cir. 1945) ("The Supreme Court has several times said that the best test of the value of a going commercial enterprise is its earning capacity" (citations omitted).); Woodward, 133 N.W.2d at 41 ("Net asset value will, in most instances, be of far less importance than the investment




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value of the stock, because the real value of the stock is still to be determined as in a going concern.").

          C. Asset Value

          Dissenters argue that the asset value, taking into consideration the sale price to Cometra, establishes the value of their shares. This argument assumes that (1) asset value is interchangeable with "fair value," and (2) asset value should include any effects of the corporate action. We will consider the two factors in order.

          As discussed under "Market Value," no one factor alone establishes fair value. Additionally, courts have observed that asset value, in and of itself, is the least reliable of the three factors in value determination. The Libby court observed that asset value is, "in the words of Judge Hand in Borg
v. International Silver Co., [11 F.2d 147, 152 (2d. Cir. 1925),] little indication of 'what people will pay for the shares.'" Libby, 406 A.2d at 67. The court commented further that "[g]enerally net asset value should not be heavily weighted in stock valuation unless the valuation is being made for liquidation purposes." Id. at 66. Dissenters attempt to minimize the importance of earnings, arguing that Oakridge's function was to hold assets for appreciation rather than to generate revenue. They cite Bell for the proposition that asset value, rather than any earnings-based value, predominates in a natural resources corporation. Even the Bell court, however, assigned a weight of only forty percent to asset value. Bell, 413 A.2d at 145. We conclude that while asset value is a component of fair value, it is not interchangeable with fair value, and should not be the only factor considered.

          We next examine the effect on asset value of the corporate action giving rise to the dissent. Our statute specifies that fair value must be determined "immediately before the effectuation of the corporate action" which triggered the dissent and excludes "any appreciation or depreciation in anticipation of the corporate action." Section 16-10a-1301(4). In a case where a corporate action causes value to fall, the statute protects minority shareholders from unwise or self-interested actions by the majority.(2) In a case where the corporate action

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     (2) Statutes like ours were typically enacted to protect minority shareholders, replacing the common law rule that votes on corporate sales and mergers must be unanimous. See generally
                                                                 (continued...)



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causes values to rise, as here, the statute protects the corporation and the majority shareholders from dissenters' attempts to engineer a windfall for themselves and drain corporate assets by arranging to benefit from both the corporate action and the dissent. In such a situation, the complaining minority should get the value of the shares before the transaction was proposed, which was the value of what had been taken from the shareholder. There would be no need to look at what came after the transaction because the minority would have chosen to go in a different direction.

Robert B. Thompson, Exit, Liquidity, and Majority Rule:
Appraisal's Role in Corporate Law, 84 Geo. L.J. 1, 20-21 (1995). The Supreme Judicial Court of Maine, operating under a statute similar to Utah's, observed that "dissenting shareholders are entitled to receive the full fair value of their shares, but that value must be determined independently of the merger transaction that gave the dissenting shareholders the statutory right to be bought out and their corporation the statutory duty to pay them off." Libby, 406 A.2d at 62. The New York Court of Appeals has held that a "dissenting stockholder is not entitled to share in an enhanced value of stock due to the sale which he has opposed and from which he dissents." In re Clark's Will, 257 N.Y. 487, 178 N.E. 766, 768 (1931).

II. Application

         We agree with the courts cited above that a dissenting shareholder disclaims both the burden and the benefit of the disfavored corporate action. Therefore, as discussed above, dissenting shareholders are entitled to receive the value of their holdings unaffected by the corporate action (3). Dissenters

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     (2) ( ... continued)
Bayless Manning, The Shareholder's Appraisal Remedy: An Essay for Frank Coker, 72 Yale L.J. 223, 244-48 (1962).

     (3) Dissenters cite Dreiseszun v. FLM Industries, Inc., 577 S.W.2d 902 (Mo. Ct. App. 1979), for the proposition that "the fair value could only be determined [in case of an asset sale] by reference to the net asset value as established by the very terms of the asset sale." However, the Missouri dissenters' rights statute in effect at the time of that decision did not exclude
                                                                 (continued...)




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focus primarily on the statutory language excluding "appreciation or depreciation in anticipation of the corporate action," arguing that there was none. The statute provides, however, that assets must be evaluated "immediately before the effectuation of the corporate action." Section 16-10a-1301(4) (emphasis added). Dissenters unsuccessfully attempt to explain away this language by arguing that because the sale was announced in May 1993, and was retroactive to May, the value of the assets just prior to the September shareholder vote was already $21.5 million. In reality, however, the pre-May asset value is the value immediately before the "effectuation of the corporate action" because the sale was retroactive. Even if the value in May is the value preceding the corporate action, as dissenters argue, then the change in value from May to September is still appreciation "in anticipation of the corporate action." The important point is that under the plain language of the statute, any effect of the Cometra sale must be excluded, whether this effect occurred after the announcement of the sale, after the shareholder vote, or as a result of retroactive provisions. According to the record before us, no informed expert even ventured to suggest the possibility that the Oakridge assets could be valued at $21.5 million prior to Cometra's offer to purchase the South Texas properties for that amount.

          The discrepancy between Oakridge's pre-sale evaluation of its assets and the $21.5 million sale price suggests that the South Texas properties had some unique value for Cometra, inflating the value of the assets above their realistic pre-sale value. However, "'fair value' is not measured by any unique benefits that will accrue to the acquiring corporation, any more than the compensable value of property taken by eminent domain is measured by its special value to the condemnor." Libby, 406 A.2d at 62. Moreover, the sale price here was not reinforced by several buyers bidding against each other as it was in BNE Massachusetts Corp. v. Sims, 588 N.E.2d 14 (Mass. App. Ct. 1992), upon which dissenters rely.

          Furthermore, dissenters have failed to supply an alternative appraisal or to offer other evidence that the sale price reliably reflects the value of the assets absent the

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         (3)  (... continued)
appreciation or depreciation in anticipation of the sale. Additionally, the majority shareholders in Dreiseszun had used their position to manipulate a higher value for their own stock than for the minority shareholders' stock. Id. at 904-05. No such situation exists here.




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Cometra sale. Therefore, we turn to Cawley's 1993 evaluation of the oil and gas properties. As discussed above, Oakridge relied on this evaluation to arrive at a balance-sheet value of $14,767,948, which represented asset value, augmented by other factors, to arrive at shareholder equity. Therefore, reliance on the higher asset-based shareholder equity in place of the lower straight asset value can only benefit the dissenters.

                                   CONCLUSION

          The stock market price and a reasonable approximation of the asset value were before the trial court, each supported by substantial evidence. Neither party submitted evidence of the investment value of the Oakridge stock. Dissenters mentioned only briefly that investment value should be one of the three factors considered in the court's valuation and Oakridge ignored that factor entirely. In such a situation, we agree with the Delaware court that "'The requirement that consideration be given to all relevant factors entering into the determination of value does not mean that any one factor is in every case important or that it must be given a definite weight in the evaluation.'" Bell, 413 A.2d at 143 (quoting Sterling v. Mayflower Hotel Corp., 93 A.2d 107, 115-16 (Del. 1952)). Nonetheless, although "[a]ll three components of
'fair value' may not influence the result in every valuation proceeding, yet all three should be considered." Libby, 406 A.2d at 60. Therefore, absent evidence of investment value, the trial court should at least have considered the asset value as well as the market price of the stock in its valuation of the dissenters' shares. However, since the per share value based on asset value ($2.13) is less than the stock market price ($2.50), no choice of weighting would have resulted in a per share value greater than $2.50 for the Oakridge stock. Thus the trial court's error is harmless, indeed beneficial, to the dissenters since Oakridge has not sought an adjustment of the $2.75(4) already paid.

                   We affirm the judgment of the trial court.

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          Chief Justice Zimmerman, Associate Chief Justice Stewart, Justice
Durham, and Justice Russon concur in Justice Howe's opinion.

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     (4) Oakridge added a $0.25 dividend issued in connection with the sale.



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